COLUMBIA ETF TRUST I

225 Franklin Street

Boston, MA 02110

June 1, 2016

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE	Columbia ETF Trust I Columbia Sustainable Global Equity Income ETF Columbia Sustainable International Equity Income ETF Columbia Sustainable U.S. Equity Income ETF	Registration Statement on Form N-1A File Nos. 333-209996 and 811-22736

Dear Ms. Hahn,

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on June 1, 2016 to Pre-Effective Amendment No. 1 filed on May 31, 2016 for the above-referenced Registration Statement (Filing) filed by and on behalf of Columbia ETF Trust I (Registrant).

General

Comment 1:	We note that the Trust has now received the requested exemptive relief from the Commission to offer and sell shares of an exchange-traded fund, including an ETF that may be self-indexed. Accordingly, please remove the statement on the prospectuses and SAI that the Registrant does not yet have an order permitting it to offer and sell shares of exchange-traded funds, including permission to self-index.

Response:	The disclosure has been removed from each Fund’s prospectus and the SAI cover.

Prospectus Comment

Comment 2.	Because shares of the Fund may be purchased through a bank, please add disclosure, perhaps in the lead-in under the heading Principal Risks, to the effect that an investment in the Fund is not a bank deposit and is not insured or guaranteed by any bank, the FDIC or any other government agency.

Response:	The following disclosure has been added to the introduction to the Principal Risks section:

An investment in the Fund is not a bank deposit and is not insured or guaranteed by any bank, the FDIC or any other government agency.

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the
Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the
Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Vice President and Group Counsel

Ameriprise Financial, Inc.